RECEIVED
FEB 2 5 2004
SEC MAIL PROCESSING SECTION WASH., D.C. 158

[redacted]NITED STATES
[redacted]ND EXCHANGE COMMISSION
[redacted]hington, D.C. 20549

04017273

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sal. Oppenheim Jr. & CIE. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred J. Gulino (212) 888-8633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred J. Gulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sal. Oppenheim Jr. & CIE. Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires Nov. 19, 2005

Fred J. Gulino
Signature

Vice President
Title

Veronica D. de los Santos
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a5 of the SECURITIES EXCHANGE ACT of 1934

DECEMBER 31, 2003

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sal. Oppenheim, Jr. & Cie. Securities, Inc.

We have audited the accompanying statement of financial condition of Sal. Oppenheim Jr. & Cie. Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sal. Oppenheim Jr. & Cie. Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 29, 2004

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$1,147,146
Commissions receivable from affiliates	23,476
Prepaid expenses	3,332
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $142,109	17,706
Deposits	10,950
Total Assets	$1,202,610
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 120,802
Corporate and franchise taxes payable	10,780
Total Liabilities	131,582
Stockholder's Equity	
Common stock - $.01 par value:	
Authorized - 1,000 shares	1
Issued and outstanding - 100 shares	
Additional paid-in capital	1,084,307
Retained deficit	(13,280)
Total Stockholder's Equity	1,071,028
Total Liabilities and Stockholder's Equity	$1,202,610

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:	
Commissions from affiliates	$ 774,602
Service fees	60,000
Investment income	1,537
Total Revenue	836,139
Expenses:	
Salaries	1,016,342
Payroll taxes and fringe benefits	157,188
Office expense, supplies and related	64,633
Rent	99,068
Professional and consulting fees	55,858
Financial data	93,198
Travel and entertainment	94,459
Regulatory fees	3,371
Franchise Taxes	14,638
Depreciation and amortization	17,471
Total Expenses	1,616,226
Net Income Before Income Taxes	(780,087)
Income Tax Benefit	61,141
Net Loss	$ (718,946)

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Number of Shares	Common Stock $.01 Par Value	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balances, January 1, 2003	1,000	$1	$ 584,307	$ 705,666	$1,289,974
Contribution			500,000		500,000
Net loss			-	(718,946)	(718,946)
Balances, December 31, 2003	1,000	$1	$1,084,307	$ (13,280)	$1,071,028

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:	
Net Loss	$ (718,946)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	17,742
Changes in operating assets and liabilities:	
Commissions receivable from affiliate	43,069
Due from affiliate	102,825
Other receivables	1,167
Prepaid expenses	580
Corporate tax refunds receivable	397,631
Corporate taxes payable	9,001
Accrued expenses	(104,513)
Net Cash (Used) by Operating Activities	(251,444)
Cash Flows From Financing Activities:	
Capital Contribution	500,000
Net Cash provided by Financing Activities	500,000
Net increase in cash and cash equivalents	248,556
Cash and cash equivalents, beginning of year	898,590
Cash and cash equivalents, end of year	$1,147,146
Supplementary Information:	
Corporate income tax refunds received	$ 458,772

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 - Significant Accounting Policies:

Sal. Oppenheim Jr. & Cie. Securities, Inc. (the "Company") was incorporated on June 17, 1988 under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of Sal. Oppenheim Jr. & Cie., a limited partnership formed under the laws of the Federal Republic of Germany.

Business:

The Company's principal business is introducing German and Swiss securities transactions on a fully disclosed basis to its parent, for which it receives one-third to all of the total commission charged on each transaction. The Company's clients which are institutional, are located principally throughout the United States.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

Commissions are earned on a trade date basis. Service fees are recognized as the services are completed.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Profit Sharing Plan:

The Company has in place a Section 401(k) plan with a matching provision which covers substantially all full-time employees. The expense associated with this plan was $12,788.

Note 3 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2003, the Company had net capital of $1,015,564 which exceeded its requirement by $915,564. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2003 this ratio was .13:1.

Note 4 - Commitments and Contingencies:

The Company is committed to a lease for office space at a fixed rate plus allocable expense increases as follows:

Year ended December 31, 2004	$ 84,700

The Company is involved in the early stages of a litigation filed against it. Management is vigorously defending the case and believes that it will not have any affect on the financial condition of the Company.

Note 5 - Current Vulnerability Due to Certain Concentrations:

Currently, the Company's revenue is based on introducing German and Swiss stocks to its clients. If conditions affecting the level of activity of purchases and sales of these stocks from the United States should prove unfavorable in the future, this would affect operating results adversely.

The Company maintains its cash deposits at a major multinational commercial bank.

During 2003, the Company provided services to three major customers, resulting in revenues of approximately 63% of the Company's total revenues.

Note 6 - Corporate Income Taxes:

The provision for income tax benefit consists of refunds to be received by carrying back the current year's net taxable operating loss. The Company has net operating carryforward losses available of approximately $780,597 to offset future taxable income.

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total stockholder's equity from statement of financial condition		$1,071,028
Less:		
Non-allowable assets, as follows:		
Commissions receivable from affiliates	$ 23,476	
Prepaid expenses	3,332	
Property and equipment, net	17,706	
Deposits	$ 10,950	55,464
Haircuts on government securities		
Undue concentration on government securities		
Net Capital		$1,015,564

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31, 2003

Minimum net capital required	$ 100,000
Minimum dollar net capital requirement based on one-fifteenth of aggregate indebtedness	$ 8,772
Net capital requirement (greater of the above)	$ 100,000
Excess net capital	$ 915,564
Excess net capital at 1000%	$1,002,405

COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2003

Total A.I. liabilities from statement of financial condition	$ 131,582
Ratio of aggregate indebtedness to net capital	.13

SCHEDULE II

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2003

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

There were no reconciling items from the Focus Part II filed for the quarter ended December 31, 2003.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

Board of Directors
Sal. Oppenheim Jr. & Cie. Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Sal. Oppenheim Jr. & Cie. Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
January 29, 2004